# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Clearbridge Energy Midstream Opportunity Fund Inc., CIK 0001517518
CUSIP: Multiples
Title of class of securities: See Exhibit 99.2
Address of issuer's principal executive offices: 620 Eighth Avenue, 47th Floor, New York, New York (NY), 10018
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-24-106666
Filed by CIK 0001889539

## Reporting persons
- Corebridge Financial, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 420,002; sole dispositive power 0; shared dispositive power 420,002; aggregate amount beneficially owned 420,002 (15.9% of the class)

## Item 1. Issuer
Name of issuer: Clearbridge Energy Midstream Opportunity Fund Inc.
Address of issuer's principal executive offices: 620 Eighth Avenue, 47th Floor, New York, NY, 10018

## Item 2. Person Filing
Name of person filing: This Schedule 13G is filed by Corebridge Financial, Inc. ("CRBG").
Address of principal business office or, if none, residence: 2919 Allen Parkway, Woodson Tower, Houston, TX 77019
Citizenship: Incorporated under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 420,002.00
Percent of class: 15.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 420,002.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 420,002.00

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Certain of CRBG's controlled subsidiaries, as noted below, havethe right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, the Mandatory Redeemable Preferred Stock. American General Life Insurance Company and The United States Life Insurance Company in the City of New York, each an indirect wholly owned subsidiary of CRBG, directly hold and beneficially own 297,144 shares and 82,858 shares of the Mandatory Redeemable Preferred Stock, respectively. In addition, Corebridge Institutional Investments (U.S.), LLC, an indirect wholly owned subsidiary of CRBG, may be deemed to beneficially own 40,000 shares of the Mandatory Redeemable Preferred Stock directly held by a controlled subsidiary of American International Group, Inc., pursuant to an investment management agreement.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Corebridge Financial, Inc.: /s/ Polly Klane, Polly Klane/Executive Vice President and General Counsel (04/07/2025)